Exhibit (h)

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, legal counsel to the Corporation, the following summary describes the principal Canadian federal income tax considerations in respect of the Arrangement generally applicable to a Shareholder who, for purposes of the Tax Act, and at all relevant times, deals at arm’s length with each of EXFO and the Purchaser, is not affiliated with EXFO or the Purchaser, holds its Subordinate Voting Shares as capital property, and disposes of such Subordinate Voting Shares under the Arrangement (a “Holder”). Subordinate Voting Shares will generally be considered to be capital property to a Holder unless the Holder holds such Subordinate Voting Shares in the course of carrying on a business or the Holder acquired such Subordinate Voting Shares in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Resident Holders (as defined below) whose Subordinate Voting Shares might not otherwise be considered capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Subordinate Voting Shares and all other “Canadian securities” as defined in the Tax Act owned by such Holder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult with their own tax advisors if they contemplate making such an election.

This summary is based upon the current provisions of the Tax Act and counsel’s understanding of existing case law and the published administrative practices of the Canada Revenue Agency (the “CRA”). This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in Law or administrative practice, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is not applicable to a Holder (a) that is a “financial institution” (as defined in the Tax Act), (b) that is a “specified financial institution” (as defined in the Tax Act), (c) an interest in which is a “tax shelter investment” (as defined in the Tax Act), (d) that made a “functional currency” election under section 261 of the Tax Act, (e) that is exempt from Tax under Part I of the Tax Act, (f) that acquired Subordinate Voting Shares pursuant to a PSU, RSU, DSU or other equity-based employment compensation plan, or (g) that has or will enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of the Subordinate Voting Shares. Such Holders should consult their own tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Consequently, Shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Subordinate Voting Shares under the Arrangement, having regard to their own particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local and foreign tax laws. No advance income tax ruling has been obtained from the CRA to confirm the tax consequences of the Arrangement to Shareholders.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is resident or deemed to be resident in Canada (a “Resident Holder”).

Disposition of Subordinate Voting Shares under the Arrangement

Under the Arrangement, Resident Holders (other than Dissenting Resident Holders) will transfer their Subordinate Voting Shares to the Purchaser in consideration for a cash payment of US $6.00 per Subordinate Voting Share, and will realize a capital gain (or a capital loss) equal to the amount by which the aggregate cash payment exceeds (or is less than) the aggregate of the adjusted cost base to the Resident Holder of such Subordinate Voting Shares and any reasonable costs of disposition. The taxation of capital gains and capital losses is discussed below under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Capital Gains and Capital Losses”.

Dissenting Resident Holders of Subordinate Voting Shares

A Resident Holder who is a holder of Subordinate Voting Shares and who validly exercises Dissent Rights under the Arrangement (a “Dissenting Resident Holder”) will be deemed to have transferred its Subordinate Voting Shares to the Purchaser and will be entitled to receive a payment from the Purchaser of an amount equal to the fair value of the Dissenting Resident Holder’s Subordinate Voting Shares.

In general, a Dissenting Resident Holder will realize a capital gain (or capital loss) to the extent that such payment (other than any portion thereof that is interest) exceeds (or is less than) the aggregate of the adjusted cost base of the Subordinate Voting Shares to the Dissenting Resident Holder and any reasonable costs of the disposition. See “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Capital Gains and Capital Losses”. A Dissenting Resident Holder will be required to include in computing its income any interest awarded by a court in connection with the Arrangement.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and in the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation may be reduced by the amount of any dividends received (or deemed to be received) by it in respect of a Subordinate Voting Share (and, in certain circumstances, a share exchanged for such share) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns such Subordinate Voting Share or where a trust or partnership of which a corporation is beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns such share. Resident Holders to whom these rules may apply are urged to consult their own tax advisor.

Capital gains realized by individuals and certain trusts may give rise to a liability for alternative minimum tax under the Tax Act. Resident Holders are urged to consult their own tax advisor with respect to the potential application of alternative minimum tax.

Additional Refundable Tax

A Resident Holder, including a Dissenting Resident Holder, that is throughout the year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax on its “aggregate investment income”, which is defined in the Tax Act to include taxable capital gains.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is not and has not been a resident or deemed to be a resident of Canada and does not use or hold, and is not deemed to use or hold, Subordinate Voting Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules contained in the Tax Act, which are not discussed in this summary, may apply to a non-resident person that is an insurer carrying on business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). This portion of the summary does not apply to a Non-Resident Holder who is a, or does not deal at arm’s length within the meaning of the Tax Act, with any “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of EXFO for purposes of the thin capitalization rules in the Tax Act.

Disposition of Subordinate Voting Shares under the Arrangement

A Non-Resident Holder who disposes of Subordinate Voting Shares under the Arrangement will realize a capital gain or a capital loss computed in the manner described above under the heading “Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Disposition of Subordinate Voting Shares under the Arrangement”. A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain, or entitled to deduct any capital loss, realized on the disposition of Subordinate Voting Shares to the Purchaser under the Arrangement unless such Subordinate Voting Shares constitute “taxable Canadian property” to the Non-Resident Holder and do not constitute “treaty-protected property” for purposes of the Tax Act. See the discussion below under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada - Taxable Canadian Property”.

Taxable Canadian Property

Generally, the Subordinate Voting Shares (which are listed on a designated stock exchange within the meaning of the Tax Act) will not be taxable Canadian property to a Non-Resident Holder at the time of disposition provided that at no time during the 60-month period immediately preceding that time was it the case that both (a) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, a partnership in which the Non-Resident Holder or a non-arm’s length person held a membership interest directly or indirectly through on or more partnerships, or the Non-Resident Holder together with all such persons or partnerships, owned 25% or more of the issued Subordinate Voting Shares, and (b) more than 50% of the FMV of the Subordinate Voting Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, or “timber resource properties” (both as defined in the Tax Act), and options in respect of, interests or rights in any such properties. Notwithstanding the foregoing, Subordinate Voting Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

Even if the Subordinate Voting Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of Subordinate Voting Shares will not be included in computing the Non-Resident Holder’s income for the purposes of the Tax Act if the Subordinate Voting Shares constitute “treaty-protected property”. Subordinate Voting Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such Subordinate Voting Shares would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. In the event that Subordinate Voting Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, the tax consequences are as described above under “Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Disposition of Subordinate Voting Shares under the Arrangement” and “Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada – Capital Gains and Capital Losses”.

Dissenting Non-Resident Holders

A Non-Resident Holder who validly exercises Dissent Right under the Arrangement (a “Dissenting Non-Resident Holder”) will be deemed to have transferred such Dissenting Non-Resident Holder’s Subordinate Voting Shares to the Purchaser and will be entitled to receive a payment from the Purchaser of an amount equal to the fair value of the Dissenting Non-Resident Holder’s Subordinate Voting Shares. Any interest paid or deemed to be paid to a Dissenting Non-Resident Holder will not be subject to Canadian withholding tax. Non-Resident Holders who intend to dissent from the Arrangement are urged to consult their own tax advisors.

Dissenting Non-Resident Holders will generally be subject to the same treatment described above under the headings “Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada - Disposition of Subordinate Voting Shares under the Arrangement”.